

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
SEC          POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746 (11-02) CONTAINED IN THIS FORM  ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
             DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                               --------------------------------
              UNITED STATES                             OMB APPROVAL
   SECURITIES AND EXCHANGE COMMISSION          --------------------------------
         WASHINGTON, D.C. 20549                OMB Number:
                                               --------------------------------
                                               Expires:
                                               --------------------------------
                                               Estimated average burden hours
                                               per response . . . . . 11
                                               --------------------------------

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                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
-------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69357C107
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Andre Weiss, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2431
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2006
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

-------------------------------------                   ------------------------
CUSIP NO.      69357C107                                PAGE 2 OF 10 PAGES
-------------------------------------                   ------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Tenor Opportunity Master Fund Ltd.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC, OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                0
NUMBER OF             ---------------------------------------------------------
  SHARES                8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                      533,591 shares issuable upon conversion of notes
  EACH                         and payable as shares of interest under the
 REPORTING                     notes (see Item 3)
PERSON WITH           ---------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                533,591 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 3)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            533,591 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 3)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            0.8% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                   ------------------------
CUSIP NO.      69357C107                                PAGE 3 OF 10 PAGES
-------------------------------------                   ------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Tenor Capital Management Co., L.P.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC, OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                0
NUMBER OF             ---------------------------------------------------------
  SHARES                8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                      0
  EACH                ---------------------------------------------------------
 REPORTING              9      SOLE DISPOSITIVE POWER
PERSON WITH
                               0
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                533,591 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 3)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            533,591 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 3)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                           [ ]

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            0.8% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                   ------------------------
CUSIP NO.      69357C107                                PAGE 4 OF 10 PAGES
-------------------------------------                   ------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Robin R. Shah
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC, OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                0
NUMBER OF             ---------------------------------------------------------
  SHARES                8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                      533,591 shares issuable upon conversion of notes
  EACH                         and payable as shares of interest under the
 REPORTING                     notes (see Item 3)
PERSON WITH           ---------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            533,591 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 3)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                           [ ]

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.8% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------

This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on December 12, 2005 by Tenor Opportunity Master Fund Ltd., an exempted company organized under the laws of the Cayman Islands ("Tenor"), Tenor Capital Management Co., L.P., a Delaware limited partnership and Robin R. Shah (collectively, the "Reporting Persons"). This amendment to the Schedule 13D relates to the shares of Common Stock (the "Shares") of PRG-Schultz International, Inc., a Georgia corporation (the "Company"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby supplemented by the following:

     On February 1, 2006, Tenor entered into an Amended and Restated Restructuring Support Agreement (the "Amended and Restated Restructuring Support Agreement") with the Company and the other members of the Ad Hoc Committee, which provides, among other things, that the members of the Ad Hoc Committee will vote their shares in favor of an amendment of the Company's articles of incorporation to authorize 140 million shares of common stock.. A copy of the Amended and Restated Restructuring Support Agreement is attached as an exhibit hereto and incorporated into this Item 4 by reference.

     Except as set forth above, the Reporting Persons have no oral or written agreements, understandings or arrangements with each other or any other person relating to acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Item 6 of the Schedule 13D is hereby supplemented by the following:

     The Amended and Restated Restructuring Support Agreement is incorporated by reference into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement dated February 7, 2006.

5. Amended and Restated Restructuring Support Agreement, dated February 1, 2006, among the Reporting Persons and the Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2006

TENOR OPPORTUNITY MASTER FUND, LTD.
By:  Tenor Opportunity Associates, LLC,
      its Investment Advisor



By:  /s/ Robin R. Shah
     -------------------------------------
     Name: Robin R. Shah
     Title:   Member


TENOR CAPITAL MANAGEMENT CO., L.P.



By:  /s/ Robin R. Shah
     -------------------------------------
     Name:  Robin R. Shah
     Title:    Partner


By:  /s/ Robin R. Shah
     -------------------------------------
     Name:  Robin R. Shah

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated February 7, 2006.

2. Amended and Restated Restructuring Support Agreement, dated February 1, 2006 among the Reporting Persons, the Company and the other members of the Ad Hoc Committee.

                                    EXHIBIT 1
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated as of February 7, 2006

TENOR OPPORTUNITY MASTER FUND, LTD.
By:  Tenor Opportunity Associates, LLC,
      its Investment Advisor



By:  /s/ Robin R. Shah
     -------------------------------------
     Name: Robin R. Shah
     Title:   Member


TENOR CAPITAL MANAGEMENT CO., L.P.



By:  /s/ Robin R. Shah
     -------------------------------------
     Name:  Robin R. Shah
     Title:    Partner


By:  /s/ Robin R. Shah
     -------------------------------------
Name:  Robin R. Shah